SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

This Subscription Agreement (the "Agreement") is dated [EFFECTIVE DATE] , and is between The Coven, Inc., a Delaware corporation (the "Company"), and the undersigned subscriber (the "Subscriber").

1. Background; Offering.

(a) The undersigned understands that The Coven, Inc., a Delaware corporation (the "Company"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding promulgated thereunder ("Regulation Crowdfunding"). This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission (the "SEC") and is being made available on the Portal's (as defined below) website, as the same may be amended from time to time (the "Form C") and the Offering Statement, which is included therein (the "Offering Statement" and collectively with this Agreement and the Form C (including all schedules and exhibits thereto), the "Offering Materials"). The Company is offering to both accredited and non-accredited investors up to 742,012 shares of its Series Seed-1 Preferred Stock, $0.00001 (each a "Series Seed-1 Share" and, collectively, the "Series Seed-1 Shares") at a purchase price of $1.2695 per Share. The minimum amount or target amount to be raised in the Offering $50,000.53 (the "Target Offering Amount") and the maximum amount to be raised in the offering is $941,984.23 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Series Seed-1 Shares on a basis to be determined by the Company's management. The Company is offering the Series Seed-1 Shares to prospective investors through the Wefunder crowdfunding portal (the "Portal"). The Portal is registered with the SEC as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

(b) The Series Seed-1 Shares have the relative rights, preferences, privileges and priorities specified in the Restated Certificate of Incorporation of the Company, filed with the Delaware Secretary of State on February 27, 2023, a copy of which is attached to the Form C (the "Certificate of Incorporation").

2. Subscription. Subject to the terms of this Agreement, the Form C and related Offering Materials included therein, the Subscriber hereby subscribes to purchase the number of Series Seed-1 Shares equal to the quotient of the Subscriber's subscription amount, divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Offering Materials and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Series Seed-1 Share in the Offering after the offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

3. Closing.

(a) *Closing*. Subject to Section 3(b) below, the closing of the sale and purchase of the Series Seed-1 Shares pursuant to this Agreement (the "Closing") shall take place through the Portal within five Business Days after the Offering Deadline (the "Closing Date").

(b) *Closing Conditions*. The Closing is conditioned upon satisfaction of all of the following conditions:

(i) prior to the Offering Deadline. the Company shall have received aggregate subscriptions for Stocks in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Series Seed-1 Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. Termination of the Offering; Other Offerings. The Subscriber understands that the Company may terminate the Offering at any time. The Subscriber further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. Subscriber Representations. The Subscriber represents and warrants to the Company and the Company's agents as follows:

(a) Subscriber has been duly formed as a series of a series limited liability company under the laws of the State of Delaware and has all requisite legal and limited liability company power and authority to conduct its business as currently being conducted and to purchase the Series Seed-1 Shares Subscriber pursuant to this Agreement.

(b) This Agreement, when executed and delivered by the Subscriber, shall constitute valid and legally binding obligations of the Subscriber, enforceable against the Subscriber in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Subscriber (i) understands and accepts that the purchase of the Series Seed-1 Shares involves various risks, including the risks outlined in the Offering Materials. Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; (ii) Subscriber has sufficient liquid assets to pay the full purchase price for the Series Seed-1 Shares: and (iii) Subscriber has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of Subscriber's investment in the Company.

(d) Subscriber acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to Subscriber by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Series Seed-1 Shares.

(e) Including the amount set forth on the signature page hereto, in the past 12-month period, Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(f) Subscriber has received and reviewed a copy of the Offering Materials. With respect to information provided by the Company, Subscriber has relied solely on the information contained in the Offering Materials to make the decision to purchase the Series Seed-1 Shares.

(g) Subscriber confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Series Seed-1 Shares. It is understood that information and explanations related to the terms and conditions of the Series Seed-1 Shares provided in the Offering Materials or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Series Seed-1 Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to Subscriber in deciding to invest in the Series Seed-1 Shares. Subscriber acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Series Seed-1 Shares for purposes of determining Subscriber's authority or suitability to invest in the Series Seed-1 Shares.

(h) Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Offering Materials. Subscriber has had access to such information concerning the Company and the Series Seed-1 Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Series Seed-1 Shares.

(i) Subscriber understands that, unless Subscriber notifies the Company in writing to the contrary at or before the Closing, each of the Subscriber's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Subscriber.

(j) Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Series Seed-1 Shares, without interest thereon, to Subscriber.

(k) Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Series Seed-1 Shares or made any finding or determination concerning the fairness or advisability of this investment.

(l) Subscriber understands that it has up to 48 hours before the Offering Deadline to cancel its purchase of the Series Seed-1 Shares and get a full refund. In the event there is a material change to the terms of the Offering or the information set forth in the Offering Materials, Subscriber understands that unless Subscriber reconfirm its investment commitment within five (5) business days of receipt from the Portal of notice of such change, Subscriber's investment will be cancelled and any previously paid subscription price of the Series Seed-1 Shares, without interest thereon, will be returned to Subscriber.

(m) Subscriber confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Series Seed-1 Shares or (ii) made any representation to Subscriber regarding the legality of an investment in the Series Seed-1 Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Series Seed-1 Shares, Subscriber is not relying on the advice or recommendations of the Company and Subscriber has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Series Seed-1 Shares is suitable and appropriate for Subscriber.

(n) Subscriber has such knowledge, skill and experience in business, financial and investment matters that Subscriber is capable of evaluating the merits and risks of an investment in the Series Seed-1 Shares. With the assistance of Subscriber's own professional advisors, to the extent that Subscriber has deemed appropriate, Subscriber has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Series Seed-1 Shares and the consequences of this Agreement. Subscriber has considered the suitability of the Series Seed-1 Shares as an investment in light of its own circumstances and financial condition and Subscriber is able to bear the risks associated with an investment in the Series Seed-1 Shares and its authority to invest in the Series Seed-1 Shares.

(o) Subscriber is acquiring the Series Seed-1 Shares solely for Subscriber's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Series Seed-1 Shares. Subscriber understands that the Series Seed-1 Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Subscriber and of the other representations made by Subscriber in this Agreement. Subscriber understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(p) Subscriber understands that the Series Seed-1 Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that Subscriber may dispose of the Series Seed-1 Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. Subscriber understands that the Company has no obligation or intention to register any of the Series Seed-1 Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Series Seed-1 Shares become freely transferable, a secondary market in the Series Seed-1 Shares may not develop. Consequently, Subscriber understands that Subscriber must bear the economic risks of the investment in the Series Seed-1 Shares for an indefinite period of time.

(q) Subscriber agrees that Subscriber will not sell, assign, pledge, give, transfer or otherwise dispose of the Series Seed-1 Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

6. HIGH RISK INVESTMENT. **SUBSCRIBER UNDERSTANDS THAT AN INVESTMENT IN THE SERIES SEED-1 SHARES INVOLVES A HIGH DEGREE OF RISK.** Subscriber acknowledges that (a) any projections, forecasts or estimates as may have been provided to Subscriber are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; (b) any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (c) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service, audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (d) Subscriber has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. Company Representations. Subscriber understands that upon the issuance to Subscriber of any Series Seed-1 Shares, the Company will be deemed to have made the following representations and warranties to Subscriber as of the date of such issuance:

(a) The Company has been duly formed as a corporation under the laws of the State of Delaware and has all requisite legal and corporate power and authority to conduct its business as

currently being conducted and to issue and sell the Series Seed-1 Shares Subscriber pursuant to this Agreement.

(b) This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) The Series Seed-1 Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Offering Materials, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Certificate of Incorporation, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) The execution, delivery and performance of and compliance with this Agreement and the issuance of the Series Seed-1 Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Certificate of Incorporation, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute. rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8. Additional Rights and Obligations.

(a) Next Financing Rights. If the Company issues securities in its next equity financing after the date hereof (the "Next Financing") that (a) have rights, preferences or privileges that are more favorable than the terms of the shares of Series Seed Preferred Stock, such as price-based anti-dilution protection, or (b) provide all such future investors other contractual terms such as registration rights, the Company shall provide substantially equivalent rights to the Purchasers with respect to the shares of Series Seed Preferred Stock (with appropriate adjustment for economic terms relative to the applicable Purchase Price or other contractual rights), subject to such Purchaser's execution of any documents, including, if applicable, investor rights, co-sale, voting, and other agreements, executed by the investors purchasing securities in the Next Financing.

(b) Voting Rights; Board Composition. Subject to the rights of the stockholders to remove a director for cause in accordance with applicable law, Subscriber shall vote (or consent pursuant to an action by written consent of the stockholders) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by the Subscriber (the "Voting Shares"), or to cause the Voting Shares to be voted, in such manner as may be necessary to elect (and maintain in office) as the members of the Company's Board of Directors (the "Board"):

(i) three (3) individuals as designated from time to time in a writing delivered to the Company and signed by the holders of a majority of the outstanding Common Stock of the Company;

(ii) one (1) individual as designated from time to time in a writing delivered to the Company and signed by the holders of a majority of the outstanding Series Seed Preferred Stock of the Company; and

(iii) one (1) individual as designated from time to time in a writing delivered to the Company and signed by the holders of a majority of the outstanding Common Stock of the Company and the holders of a majority of the outstanding Series Seed Preferred Stock of the Company.

Subject to the rights of the stockholders of the Company to remove a director for cause in accordance with applicable law, Subscriber shall not take any action to remove an incumbent Board designee or to designate a new Board designee unless such removal or designation of a Board designee is approved in a writing signed by the parties entitled to designate the Board designee.

(c) Drag-Along Right.

(i) If a Deemed Liquidation Event (as defined in the Restated Certificate) is approved by each of (i) the holders of a majority of the shares of Common Stock then-outstanding (other than those issued or issuable upon conversion of the shares of Series Seed Preferred Stock), (ii) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Series Seed Preferred Stock then-outstanding and (iii) the Board, then Subscriber shall vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by Subscriber (collectively, the "Shares") in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of this 8(c), including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of Subscriber to take the actions required by this Section 8(c) will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Company holding more than 10% of the voting power of the Company.

(ii) Notwithstanding the foregoing, Subscriber need not comply with Section 8(c)(i) above in connection with any proposed Deemed Liquidation Event unless:

(A) any representations and warranties to be made by Subscriber in connection with the Deemed Liquidation Event are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including representations and warranties that (i) Subscriber holds all right, title and interest

in and to the Shares Subscriber purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of Subscriber in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by Subscriber have been duly executed by Subscriber and delivered to the acquirer and are enforceable against Subscriber in accordance with their respective terms and, (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of Subscriber's obligations thereunder, will cause a breach or violation of the terms of any agreement, law, or judgment, order, or decree of any court or governmental agency;

(B) Subscriber will not be liable for the inaccuracy of any representation or warranty made by any other person in connection with the Deemed Liquidation Event;

(C) the liability for indemnification, if any, of Subscriber in the Deemed Liquidation Event and for the inaccuracy of any representations and warranties made by the Company or its stockholders in connection with such Deemed Liquidation, is several and not joint with any other person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties, and covenants provided by all stockholders), and except as required to satisfy the liquidation preference of the Series Seed Preferred Stock, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to Subscriber in connection with such Deemed Liquidation Event;

(D) liability will be limited to Subscriber's applicable share (determined based on the respective proceeds payable to Subscriber in connection with the Deemed Liquidation Event in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all stockholders but that in no event exceeds the amount of consideration otherwise payable to Subscriber in connection with the Deemed Liquidation Event, except with respect to claims related to fraud by Subscriber, the liability for which need not be limited as to Subscriber;

(E) upon the consummation of the Deemed Liquidation Event, (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock unless the holders of at least a majority of Series Seed Preferred Stock elect otherwise, (ii) each holder of a series of Series Seed Preferred Stock will receive the same amount of consideration per share of such series of Series Seed Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of at least a majority of the Series Seed Preferred Stock elect to receive a lesser amount, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event in

accordance with the Company's Restated Certificate in effect immediately prior to the Deemed Liquidation Event.

9. Indemnification. Subscriber agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of Subscriber's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of Subscriber's breach of any of Subscriber's representations and warranties contained herein.

10. Market Stand-Off. To the extent requested by the Company or an underwriter of securities of the Company, Subscriber shall not sell or otherwise transfer or dispose of any Series Seed-1 Shares or other shares of stock of the Company then owned by Subscriber (other than to donees or partners of Subscriber who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act; provided however that, if during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or before the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this Section 10 will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, further, that such automatic extension will not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012) before or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date. In no event will the restricted period extend beyond 215 days after the effective date of the registration statement. For purposes of this Section 10, "Company" includes any wholly-owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Section 10 and may impose stop transfer instructions with respect to the Series Seed-1 Shares and such other shares of stock of Subscriber (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Subscriber shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

11. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

12. Legend. The certificates, book entry or other form of notation representing the Series Seed-1 Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that such Series Seed-1 Shares were issued pursuant to

Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

13. Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to Subscriber's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as Subscriber or the Company from time to time designate in writing.

14. Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

15. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

16. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

17. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

18. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT

19. Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

20. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

21. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument

22. Electronic Execution and Delivery. A digital reproduction, portable document format (pdf) or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes

23. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

24. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

25. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[Signature page follows]

The Subscriber signed this Subscription Agreement on [EFFECTIVE DATE].

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

[ADDRESS]

Number of Series Seed-1 Shares subscribed: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

($1.2695 per Series Seed-1 Share)

SUBSCRIPTION ACCEPTANCE

The Coven, Inc., a Delaware corporation (the "Company"), accepts:

____ (a) The foregoing offer from Subscriber to acquire the Series Seed-1 Shares, or

_____ (b) A portion of the foregoing offer to acquire the Series Seed-1 Shares (accepted as to ________ Shares).

Dated: [EFFECTIVE DATE]

The Coven, Inc.

By: Founder Signature
Name: Alex Steinman
Title: CEO